SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Tribune Publishing Company

NAME OF PERSON RELYING ON EXEMPTION: Communications Workers of America

ADDRESS OF PERSON RELYING ON EXEMPTION: 501 Third Street, N.W., Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

____________________________________________________________________________________________________________________________________________________________________

THE NEWSGUILD – CWA

501 3rd Street, NW, 6th floor, Washington, DC  20001

(202) 434-7177    Fax (202) 434-1472      newsguild.org

ALERT TO SHAREHOLDERS: REPORT ON JOURNALISM SHOULD INFLUENCE YOUR VOTE AT TRIBUNE PUBLISHING

May 18, 2020

Dear Tribune Publishing Company shareholder:

Before you return your proxy for the company's annual meeting on Thursday, May 21st, we urge you to read a recent report by the News Guild-CWA that examines some troubling developments at the company.  If you have already voted, you may change your vote by revoking that proxy before the meeting.

The newly-released report, “The State of Journalism at Tribune Publishing,” by The NewsGuild-CWA is a serious rebuke of corporate priorities at the company based on the words of Tribune employees. After reading the report, shareholders should strongly consider opposing management recommendations on the proxy statement. The report can be found at https://newsguild.org/the-state-of-news-tribune-publishing.

On April 7, 2020, Tribune Publishing Company filed its proxy statement on the Securities and Exchange Commission’s Edgar system for the Annual Meeting of Stockholders to be held on May 21, 2020. The ballot this year has three questions. It should have had a fourth.

In December 2019, the Chicago NewsGuild (TNG-CWA Local 34017) filed a shareholder proposal that requested Tribune Publishing produce, and make available to shareholders and other stakeholders, an annual report on journalism, similar to the way many public companies have produced sustainability reports on environmental, social, and governance issues.

The company contested the proposal with the SEC and managed to get it omitted from the proxy statement. In an interesting contrast, Gannett did not contest a similar proposal, it appears in the 2020 proxy statement, and the company has chosen not to recommend either for or against.

Believing that such a report was long overdue, NewsGuild-CWA members decided to publish their own report, drawing on a survey of Tribune employees. The report was released on May 18, 2020 and is available on The NewsGuild website – https://newsguild.org/the-state-of-news-tribune-publishing.

Among the many findings:

  95% of journalists reported that some news beats are no longer covered at their publications;
  83% said they have seen negative concrete changes at their papers since the Alden investment;
  76% said they believe the overall quality of coverage has decreased as a result of staff cuts;
  75% said they worry about caring for their families or meeting their financial responsibilities because of the threat of job reductions.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Journalists have witnessed the changes taking place in the news industry, particularly the transition to more digital news. They applauded many company steps to become more digitally oriented. However, 62% believed the company is not serious in attracting new readers and new advertising with inadequate investment in digital infrastructure and strategy.

The report found that Tribune employees – those front-line individuals who connect to readers and communities – believe that management’s focus on short-term profitability is destroying the long-term viability of the company’s core product – news.

Read the report thoroughly. We encourage you to vote in the following manner

•         Proposal #1 (election of directors): withhold your votes for the Alden Global Capital designees to the board of directors, Christopher Minnetian and Dana Goldsmith Needleman,

•         Proposal #2 (advisory vote on pay): vote no on the advisory vote to approve compensation of named executives.

We hope you will press the company’s leaders to reverse course for the benefit of readers, communities, employees, and long-term shareholders.

We encourage you to read “The State of Journalism at Tribune Publishing,” available at https://newsguild.org/the-state-of-news-tribune-publishing.

Thank you.

Sincerely,

Jon Schleuss

NewsGuild-CWA President

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.